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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Manulife Financial Corporation
                                          Manulife Life Insurance Company
                                          Mitsubishi Tokyo Financial Group, Inc.
                                          The Bank of Tokyo-Mitsubishi, Ltd.



            Business Partnership launched between Manulife Financial, its Japan affiliate Manulife Life Insurance, and Bank of Tokyo-Mitsubishi

Tokyo, January 26, 2004 --- Manulife Financial Corporation (Headquarters:
Toronto, Ontario, Canada, President & CEO: Dominic D'Alessandro) along with its affiliate Manulife Life Insurance Company (President & CEO: Trevor Matthews) and The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Shigemitsu Miki), an affiliate of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President & CEO:
Shigemitsu Miki) agreed today to enter into a strategic alliance in individual annuity insurance product development and sales. At the same time, BTM decided to invest five billion yen in the preferred stock of Manulife Life Insurance by March 2004, in light of establishing a long-term relationship with Manulife Financial and Manulife Japan.

The purpose of this alliance is to bring together the advantages of Manulife Life Insurance as well as its parent company Manulife Financial, one of the top financial and insurance companies worldwide that enjoys leading-edge products/service development capability, and BTM, which has a wide range of excellent clientele throughout Japan. The companies will cooperate in using their experiences inside and outside Japan to develop and sell competitive and innovative products that can win a significant share in the individual annuity market in Japan, which is expected to grow quickly.

BTM has been actively promoting the sales of individual annuity insurance since it was deregulated to the banks in October 2002. Among its product line-up are capital guarantee variable annuity and foreign currency-denominated fixed annuity insurance with currency switching features between US dollar and Euro, a first of its kind to be introduced in Japan. The alliance with Manulife Financial and Manulife Japan will provide BTM with the power in product development through the two companies that have extensive global experiences including North America, and with the capability of offering more attractive and cutting-edge individual annuity insurance products to customers in Japan. In turn, Manulife Life Insurance will be able to offer its annuity insurance to a large number of Japanese customers through BTM.

As the first step of the product development alliance, BTM plans to launch a new product in April this year at all of its branches, provided FSA approval will be issued in time. The product will also be offered at The Mitsubishi Trust and Banking Corporation and Mitsubishi Securities Co., Ltd. soon after.

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About Manulife Life Insurance Company
Since its start of Japan operation in April 1999, Manulife Life Insurance Company (Manulife Japan) has been providing customers with innovative insurance products including universal life insurance, medical insurance, and investment type annuity. Also Manulife Japan is proud of its strong financial ground and holds a top-class "AA+" credit rating from one of the world's most prestigious credit rating agencies, Standard and Poor's Co. (As of December 2003)
More information about Manulife Japan can be found on the Internet at www.manulife.co.jp.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$150.8 billion as at September 30, 2003.
Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

About The Bank of Tokyo-Mitsubishi, Ltd.
The Bank of Tokyo-Mitsubishi, Ltd. (BTM) is a leading commercial bank in Japan, offering an extensive scope of commercial, investment, and trust banking products and services to businesses, governments and individuals worldwide. BTM's domestic network comprises more than 260 branches, sub-branches and agencies. The BTM Group's global network, spanning more than 40 countries, is unrivaled among its Japanese peers.

About Mitsubishi Tokyo Financial Group, Inc.
Mitsubishi Tokyo Financial Group, Inc. (MTFG) is the holding company established in April 2001 to oversee the operations of The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation and their subsidiaries. Its primary responsibilities center on facilitating business synergies among the entities of the MTFG, on setting the Group's overall strategic direction, and on managing the Group's risk globally. Shares of the holding company trade on the Tokyo, Osaka, New York (NYSE: MTF), and London stock exchanges.



For more information, please contact:
Minoru Shimizu       Manulife Life Insurance Company           Tel: 0424-42-7076
Seiji Itai           Mitsubishi Tokyo Financial Group, Inc.    Tel: 03-3240-8136
Yuichiro Hattori     The Bank of Tokyo-Mitsubishi, Ltd.        Tel: 03-3240-2950